Exhibit 99.1

Polymer Group, Inc.
9335 Harris Corners Parkway
Suite 300
Charlotte, NC 28269
www.polymergroupinc.com
704-697-5100

Polymer Group, Inc. Announces First Quarter Results

For Immediate Release

Wednesday, May 7, 2008

[Charlotte, NC] — Polymer Group, Inc. (OTC Bulletin Board: POLGA/POLGB) (PGI) announced results of operations for the first quarter ended March 29, 2008.

Operational highlights included:

•                  Sales continued to increase to record levels with first quarter sales growing 2.5% to $273.8 million compared to the first quarter of 2007 and 3.1% compared to $265.4 million in the fourth quarter of 2007

•                  Gross profit increased 10.4% compared to the fourth quarter of 2007 and the gross profit margin increased from 14.6% to 15.7% during the same time period

•                  Total debt levels were reduced by over $14 million during the quarter supported by improvements in cash flow from operations

•                  The new spunbond line in Argentina began commercial production during the quarter.

Net sales for the first quarter of 2008 were $273.8 million compared to $267.0 million in the first quarter of 2007 and $265.4 million in the previous quarter.  Sales growth was primarily driven by the impact of price increases implemented to address higher raw material costs during the period and favorable foreign currency translation rates as most currencies strengthened against the U.S. dollar.  Underlying Nonwovens volume increases from the company’s new medical business in Suzhou, China, improved industrial sales in North American markets and higher volumes in the hygiene markets in Latin America were offset by the effect of businesses that the company strategically exited during 2007 in the U.S. and in Europe.  Sales from the Oriented Polymers segment were down slightly year-over-year due primarily to lower sales in Canada resulting from interruptions in supply of Nomex® fibers used to make high value flame retardant materials.

Reductions in overhead costs, including lower depreciation costs as a result of special charges taken in the fourth quarter of 2007, resulted in an improvement in gross profit compared to the prior quarter.  Gross profit was $42.9 million for the first quarter of 2008, representing a gross profit margin of 15.7%, compared to a gross profit of $38.9 million, or a 14.6% margin, for the previous quarter and $46.0 million, or a 17.2% margin, for the same period in 2007.  During the quarter, the effect of higher raw material costs experienced late in the fourth quarter continued to negatively impact profitability.  Raw material costs represented 55.9% of sales in the first quarter compared to 53.2% in the first quarter of 2007.  The company’s customer agreements, representing approximately 35% - 40% of total volume, generally provide for price adjustments on a quarterly basis based on the average index price in the previous quarter.  This lag can result in an impact to earnings during periods of significant increases on raw materials.  Initiatives to shorten this lag time to mitigate the impact are being pursued during the year.

Operating income for the first quarter of 2008 was $12.1 million, compared to an operating loss of $17.8 million in the fourth quarter of 2007 and operating income of $11.7 million in the first quarter of the prior year.  Operating income during the quarter included $1.4 million of special charges primarily associated with plant consolidation initiatives in Europe.  Special charges were $31.5 million in the fourth quarter of 2007 and were $6.4 million in the first quarter of 2007.  Additionally, the company recognized $1.8 million of noncash compensation costs during the quarter compared to $0.7 million in first quarter of 2007.

The company continued to successfully manage the balance sheet during the quarter.  Total debt levels were reduced by $14.0 million during the quarter to $412.9 million.  The company was in compliance with its senior debt covenant ratios at the end of the quarter.  Additionally, working capital, defined as accounts receivable plus inventories less accounts payable and accrued liabilities, was 11.9% of annualized sales at the end of the quarter compared to 13.6% for the first quarter of 2007 and 12.2% in the fourth quarter of 2007.

Net income for the quarter was $1.4 million, or $0.07 per fully diluted share, compared to $0.3 million, or $0.01 per fully diluted share, for the same period the prior year.

PGI’s chief executive officer, Veronica (Ronee) Hagen, stated, “While our results for the first quarter were in line with our expectations and prior indications, I am very pleased with our success in improving cash flow and reducing our debt levels.  More importantly, we made progress implementing initiatives that will drive profit improvement throughout the year and into 2009.  We expect this improvement to begin in the second quarter and continue into the second half of the year.

“The improvement will be supported by our new spunbond line in Argentina and the Spinlace™ line in the U.S., continued growth in the Asia medical business, and implementing initiatives to better match the way we buy and sell products.  Additionally, we are continuing to invest for future growth with the initiation of construction on our previously announced barrier spunmelt capacity expansion in Mexico.  This line is targeted to serve the hygiene and medical markets in the U.S. as well as in Mexico and is projected to begin commercial production by mid-year 2009,” she said.

Hagen added, “PGI has set its sights on market leadership by leveraging our core strengths of innovation, operational excellence, customer satisfaction and global capabilities.  We have initiated global marketing efforts to refresh and improve our brand image and position in the market.  This includes the development of a new logo that represents the brand character and provides a framework for how we interact in the marketplace.”

ADJUSTED EBITDA

Adjusted EBITDA, a non-GAAP financial measure defined below, for the first quarter of 2008 was $27.4 million.  Fourth quarter 2007 Adjusted EBITDA was $27.4 million and $32.7 million in the first quarter of 2007.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA (as defined below) is used in this release as a “non-GAAP financial measure,” which is a measure of the company’s financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable Securities and Exchange Commission rules.  A non-GAAP financial measure, such as EBITDA or Adjusted EBITDA, should not be viewed as an alternative to GAAP measures of performance such as (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

As defined in the company’s credit agreement, Adjusted EBITDA equals net income (loss) before income and franchise tax expense (benefit), interest expense net, depreciation and amortization, minority interests net of cash distributions, write-off of loan acquisition costs, non-cash compensation, foreign currency gain and losses, net, and special charges net of unusual or non-recurring gains. The company presents Adjusted EBITDA as defined in its credit facility as the measurement is used as a basis for determining our compliance with several covenants thereunder.  It is also generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans.  In addition, the company considers Adjusted EBITDA an important supplemental measure of our performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  The company has conformed its definition of Adjusted EBITDA this period to the definition in its senior secured credit facility as the company believes such measurement is more relevant to evaluating the results of the business.

Included in this release is a reconciliation of net income (loss) to Adjusted EBITDA, which illustrates the difference in these measures of operating performance.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 18 manufacturing and converting facilities in 8 countries throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements speak only as of the date of this release.  Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; substantial debt levels and potential inability to maintain sufficient liquidity to finance the company’s operations and make necessary capital expenditures; inability to meet existing debt covenants; information and technological advances; changes in environmental laws and regulations; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; changes in selling prices to customers which are based, by contract, on changes to an underlying index; domestic and foreign competition; reliance on major customers and suppliers; inability to achieve successful or timely start-up on new or modified production lines; achievement of objectives for strategic acquisitions and dispositions; and risks related to operations in foreign jurisdictions.  Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

Dennis Norman

Vice President – Strategic Planning & Communication

(704) 697-5186

normand@pginw.com

POLYMER GROUP, INC.

Consolidated Statements of Operations (Unaudited)

Three Months Ended March 29, 2008,

Three Months Ended December 29, 2007 and

Three Months Ended March 31, 2007

(In Thousands, Except Per Share Data)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 29,	December 29,	March 31,
	2008	2007	2007

Net sales	$273,773	$265,425	$267,037

Cost of goods sold	230,867	226,559	220,999

Gross profit	42,906	38,866	46,038

Selling, general and administrative expenses	30,700	25,315	28,442

Special charges, net	1,363	31,487	6,377
Foreign currency (gain) loss, net	(1,292)	(118)	(502)

Operating income (loss)	12,135	(17,818)	11,721

Other expense (income):
Interest expense, net	8,707	7,490	8,134
Other (gain) loss, net	487	(480)	(1,802)

Income (loss) before income tax expense and minority interests	2,941	(24,828)	5,389

Income tax expense (benefit)	1,624	(3,490)	4,589
Minority interests, net of tax	(107)	431	510

Net income (loss)	$1,424	$(21,769)	$290

Average common shares outstanding	19,197	19,406	19,263

Income (loss) per common share:
Basic	$0.07	$(1.12)	$0.02

Diluted	$0.07	$(1.12)	$0.01

POLYMER GROUP, INC.

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands)

	March 29,	December 29,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$21,816	$32,766
Accounts receivable, net	147,626	139,505
Inventories	136,236	139,726
Other	35,283	27,838
Total current assets	340,961	339,835

Property, plant and equipment, net	397,496	395,394
Intangibles and loan acquisition costs, net	8,694	9,341
Other assets	7,769	6,101
Total assets	$754,920	$750,671

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$153,812	$150,365
Current portion of long-term debt and short-term borrowings	12,801	11,444
Other	3,751	2,069
Total current liabilities	170,364	163,878

Long-term debt	400,114	415,514
Other noncurrent liabilities	59,066	53,002
Total liabilities	629,544	632,394
Minorityinterests	19,637	19,745

Shareholders’ equity	105,739	98,532
Total liabilities and shareholders’ equity	$754,920	$750,671

POLYMER GROUP, INC.

Selected Financial Data (Unaudited)

(In Thousands)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	March 29,	December 29,	March 31,
	2008	2007	2007

Selected Financial Data
Depreciation and amortization expense included in operating income	$12,788	$14,062	$14,204

Noncash compensation costs included in operating income	$1,849	$(2)	$711

Amortization of loan acquisition costs	$345	$352	$345

Capital expenditures	$12,579	$14,347	$10,963

Special charges, net
Asset Impairment charges	—	24,954	—
Restructuring and plant realignment costs	1,352	6,093	6,207
Other	11	440	170
	$1,363	$31,487	$6,377

Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income (loss) for the periods presented:

Net income (loss)	$1,424	$(21,769)	$290
Income & franchise tax expense (benefit)	2,237	(3,137)	5,061
Interest expense, net	8,707	7,490	8,134
Depreciation and amortization included expense in operating income	12,788	14,062	14,204
Minority interests, net of tax & cash disbursements	(107)	(162)	(1,370)
Non-cash compensation	1,849	(2)	711
Foreign currency (gain) loss, net	(991)	557	(542)
Special charges, net	1,363	31,487	6,377
Other charges (gains), net	198	(1,088)	(129)

Adjusted EBITDA	$27,468	$27,438	$32,736